EB

SECI

19007295

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-47891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18191 Von Karman Avenue, Suite 300
(No. and Street)

Irvine	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rodney Ishioka (949) 270-9327
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 3rd Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Mark M. Goldberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Griffin Capital Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark Goldberg
Signature

CEO
Title

see attached
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_______________________________ _______________________________
Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27 day of FEBRUARY, 2019,
Date *Month* *Year*
by
(1) MARK GOLDBERG
(and (2)_______________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

GINA M. ADLER
Commission # 2110705
Notary Public - California
Los Angeles County
My Comm. Expires May 24, 2019

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _______________ Document Date: __________

Number of Pages: _____ Signer(s) Other Than Named Above: _______________

GRIFFIN CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018

CONTENTS

bbd

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Griffin Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Griffin Capital Securities, LLC (the ***"Company"***), as of December 31, 2018, and the related notes (collectively referred to as the ***"financial statement"***). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Griffin Capital Securities, LLC, as of December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("***PCAOB***") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BBD, LLP

BBD, LLP

We have served as the Company's auditor since 2017.

Philadelphia, Pennsylvania
February 27, 2019

GRIFFIN CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$	4,243,751
Accounts Receivable		54,214
Prepaid Expenses and Other Assets		966,212
TOTAL CURRENT ASSETS		5,264,177
DEFERRED COMPENSATION PLAN ASSETS		3,989,198
PROPERTY AND EQUIPMENT (Net)		115,931
TOTAL ASSETS	$	9,369,306

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Other Liabilities	$	1,830,440
Due to Member		123,914
TOTAL CURRENT LIABILITIES		1,954,354
OTHER LIABILITY:		
Deferred Compensation Plan		4,504,362
TOTAL LIABILITIES		6,458,716
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		2,910,590
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	9,369,306

The Accompanying Notes are an Integral Part of These Financial Statements

NOTE 1 - ORGANIZATION

Griffin Capital Securities, Inc. (together with any successor entities, the Company) was incorporated in California on June 26, 1991 and on November 1, 2013 became a wholly owned subsidiary of Griffin Capital Corporation (Griffin), which is currently Griffin Capital Company, LLC. Through a series of transactions undertaken by Griffin in the latter half of 2015, Griffin Capital Securities, Inc. merged with and into Griffin Capital Securities, LLC, (GCS or the Company), a Delaware limited liability company, formed on September 28, 2015 for the sole purpose of carrying on the business of Griffin Capital Securities, Inc. following the merger. GCS, the surviving company, is primarily engaged in the business of brokering securities. Griffin Capital, LLC is the sole member of the Company and Griffin is the sole member of Griffin Capital, LLC.

The Company has been engaged to distribute the following funds, all of which are sponsored or co-sponsored by Griffin:

On June 20, 2014, the Company entered into a dealer manager agreement with Griffin Capital Essential Asset REIT II, Inc. (GCEAR II) as the exclusive dealer manager in connection with the distribution of the shares of common stock pursuant to a public offering. GCEAR II's registration statement was declared effective by the Securities and Exchange Commission ("SEC") on July 31, 2014, at which time the Company commenced providing services pursuant to the dealer manager agreement. On January 20, 2017, GCEAR II ceased offering shares in its public offering and terminated the dealer manager agreement in accordance with the terms of the agreement. On September 18, 2017, the Company entered into a new dealer manager agreement with GCEAR II as the exclusive dealer manager in connection with the distribution of the shares of common stock pursuant to a follow-on public offering. GCEAR II's registration statement was declared effective by the SEC on September 20, 2017, at which time the Company commenced providing services pursuant to the dealer manager agreement. On August 16, 2018, GCEAR II temporarily suspended the primary portion of its follow-on offering and on December 12, 2018, GCEAR II also temporarily suspended the distribution reinvestment plan portion of its follow-on offering. At this time, GCEAR II intends to recommence its follow-on offering, if appropriate and at the appropriate time, once pending mergers are consummated.

On June 30, 2014, the Company entered into a wholesale marketing agreement with ALPS Distributors, Inc. (Distributor) in relation to Griffin Institutional Access Real Estate Fund (GIREX). Previously, on June 23, 2014, the Distributor entered into a distribution agreement with GIREX, a publicly-registered closed-end interval fund. GIREX commenced operations on June 30, 2014.

On February 16, 2016, the Company entered into a dealer manager agreement with Griffin American Healthcare REIT IV (GAHR IV) as the exclusive dealer manager in connection with the distribution of the shares of common stock pursuant to a public offering and commenced providing services on this date.

On October 12, 2016, the Company entered into a dealer manager agreement with Phillips Edison Grocery Center REIT III, Inc. (PECO III) as the exclusive dealer manager in connection with the distribution of the shares of common stock pursuant to a Confidential Private Placement Memorandum of PECO III dated October 12, 2016. The Company commenced providing services pursuant to the dealer manager agreement on October 12, 2016. On February 28, 2018, PECO III ceased offering shares of common stock in its private placement and terminated the dealer manager agreement in accordance with the terms of the agreement. On May 8, 2018, the Company entered into a dealer manager agreement with PECO III as the exclusive dealer manager in connection with the distribution of shares of common stock pursuant to a public offering and commenced providing services on this date.

NOTE 1 - ORGANIZATION (continued)

On January 17, 2017, the Company entered into a wholesale marketing agreement with ALPS Distributors, Inc. (Distributor) in relation to Griffin Institutional Access Credit Fund (Credit Fund). Subsequently, on January 19, 2017, the Distributor entered into a distribution agreement with Credit Fund, a publicly-registered closed-end interval fund. Credit Fund commenced operations on April 3, 2017.

On December 11, 2018, the Company entered into a dealer manager agreement with Griffin Capital (South Beach – Vegas) DST (South Beach DST) as the exclusive dealer manager in connection with the distribution of Class 1 beneficial interests in the Delaware statutory trust, pursuant to a Confidential Private Placement Memorandum of South Beach DST dated December 11, 2018. On January 18, 2019, the Company entered into a revised dealer manager agreement and commenced providing services on this date.

The Company operates under the provisions of Paragraph (K)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

(b) CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents. The carrying value of cash and cash equivalents at December 31, 2018, approximates its fair value.

The Company maintains its cash in a bank deposit account, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(c) ACCOUNTS RECEIVABLE

Accounts receivable are recorded when accrued and represent claims against third parties that will be settled in cash. The carrying value of accounts receivable, net of the allowance for doubtful accounts, if any, represents their estimated net realizable value. The allowance for doubtful accounts, if any, is estimated based on historical collection trends, the age of outstanding accounts receivable and existing economic conditions. If events or changes in circumstances indicate that a specific accounts receivable balance may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past due receivable balances are written-off when internal collection efforts have been unsuccessful in collecting the amount due. The Company did not record an allowance for doubtful accounts as of December 31, 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d) FAIR VALUE MEASUREMENTS

The Company adopted Accounting Standard Codification (ASC) 820, *"Fair Value Accounting"*, for those assets (and liabilities) that are re-measured and reported at fair value at each reporting period.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets (or liabilities). Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset (or liability) and include situations where there is little, if any, market activity for the asset (or liability).

As of December 31, 2018, the Company's assets and liabilities subject to the provisions of ASC 820 included cash and cash equivalents, deferred compensation plan assets, accounts receivable, prepaid expenses and other assets, accounts payable, deferred compensation plan liability and other liabilities, and the carrying amounts for each asset and liability approximated fair value.

(e) PROPERTY AND EQUPMENT

Property and equipment are stated at cost net of accumulated depreciation, which is provided by using the straight-line method over the estimated useful life of two to seven years.

(f) DEFERRED RENT

The Company recognizes free rent periods and escalating rent provisions on a straight-line basis over the term of the lease. As of December 31, 2018, the deferred rent liability totaled $82,395, which is included in accounts payable and other liabilities.

(g) REVENUE AND EXPENSE RECOGNITION

Net commission revenues are earned when the sales of common stock have been executed. Sales commission and, in some instances, a marketing reallowance are disbursed to participating broker-dealers, resulting in net commission revenue in the accompanying statement of operations. Direct sales commission and marketing reallowance expense totaling $15,699,510, is deducted from gross sales commissions to derive Commission Revenue on the statement of operations. GAHR IV (80%) and GIREX (13%) combined to contribute 93% of total net commission revenues.

(h) INCOME TAXES

The Company is a limited liability company, with Griffin Capital, LLC as the sole member ("Member"). A single member limited liability company is considered to be a disregarded entity for Federal Income Tax purposes. Thus, the taxable income or loss of the Company is reflected on the tax return of the Member. The Company, however, is subject to Franchise Taxes and Limited Liability Company Fees.

In accordance with the accounting pronouncement, Accounting for Uncertainty in Income Taxes, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2014 and state examinations for the years before 2013.

(i) SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2019, which is the date the financial statements were available to be issued and determined that no events have occurred subsequent to December 31, 2018 that warrant additional disclosure.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Office Furniture	$ 126,614
Office and Computer Equipment	226,981
Leasehold Improvements	184,924
TOTAL	538,519
Less: Accumulated Depreciation	(422,588)
NET PROPERTY AND EQUIPMENT	$ 115,931

Depreciation expense for the year ended December 31, 2018 was $122,420.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company entered into a five year operating lease agreement with Griffin for use of certain equipment. The lease expires in August 2020. The Company entered into a five year operating lease agreement with Griffin for use of phone equipment. The lease expires in January 2023.

Effective September 1, 2013, the Company entered into an operating lease agreement with American Healthcare Investors, LLC (AHI), the co-sponsor of GAHR IV, to sub-lease the use of office space in Irvine, California. The lease expired in August 2018 and was extended through August 2021.

The Company is obligated under these related party operating leases as follows:

Year Ending December 31	Equipment	Office	Total
2019	$ 112,983	$ 148,959	$ 261,942
2020	86,470	173,394	259,864
2021	33,442	144,387	177,829
2022 and thereafter	36,229	-	36,229
TOTAL	$ 269,124	$ 466,740	$ 735,864

NOTE 4 - RELATED PARTY TRANSACTIONS (continued)

For the year ended December 31, 2018, the total related party rent expense was $138,675 and is included as a component of general and administrative expenses on the statement of operations.

During the year ended December 31, 2018, Griffin paid certain expenses on behalf of the Company and allocated costs associated with due diligence and marketing services provided by Griffin. The amount due to Griffin as of December 31, 2018 was $123,914, which amount was paid in January 2019.

During the year ended December 31, 2018, Griffin also provided the Company with certain general and administrative services. Griffin does not require the Company to provide compensation for these services.

NOTE 5 - DEFERRED COMPENSATION PLAN

(a) DEFERRED COMPENSATION PLAN LIABILITY

In 2014, the Company began to offer a deferred compensation plan (the "Plan") to certain employees that earn commission compensation. The Plan allows for participants to defer up to a maximum of 50.0% of total commissions earned during a Plan year, unless the plan documents are amended accordingly. Distributions from the Plan will occur on the first day of the fifth anniversary of the year of deferral, or separation of service, death, disability or change in control of the Company ("Payout Event"). These distributions will be paid within 90 days of the Payout Event.

Pursuant to the Plan, the Company will make an additional contribution upon the participant achieving a minimum contribution percentage of total commissions earned, which amount will be calculated and credited in the year subsequent to the plan year. The Company's additional contribution will vest over a four year period, beginning on January 1 of the year the additional contribution is made, with no vesting in the first year, and one-third for each year thereafter, to the extent the participant remains in service during the vesting year. The Company will accrue the additional contribution over the four year vesting period. The company contribution will be distributed on the fourth anniversary of the first day of the year for a given company contributions, and will be paid within 90 days of a Payout Event.

As of December 31, 2018, the Company had incurred a cumulative deferred compensation liability of $4,504,362, including $744,550 of contributions during 2018. As commissions earned are paid in arrears, additional deferred compensation contributions of $36,241 were made on January 11, 2019, which apply to commissions earned and accrued in 2018. During 2018, the deferred compensation liability was adjusted for distributions, unrealized gains and losses and monthly accruals of the company contribution. During 2018, the Company processed distributions in the amount of $557,909 for former participants.

The Company measures the deferred compensation liability at fair value. The Company implemented accounting standards which define fair value for those assets and liabilities that are re-measured and reported at fair value at each reporting period. These standards establish a single authoritative definition of fair value, sets out a framework for measuring fair value based on inputs used, and requires additional disclosures about fair value measurements. These standards apply to fair value measurements already required or permitted by existing standards. The fair value of the deferred compensation plan liability is determined by Level 2 inputs, utilizing data points that are observable such as quoted prices, interest rates and yield curves.

NOTE 5 - DEFERRED COMPENSATION PLAN – (continued)

Balance at January 1, 2018	$ 4,377,323
Contributions	744,550
Distributions	(557,909)
Gain/(Loss)	(265,721)
Company Match	206,119
BALANCE AT DECEMBER 31, 2018	$ 4,504,362

(b) DEFERRED COMPENSATION PLAN ASSETS

For purposes of matching the deferred compensation liability, the Company secured corporate owned life insurance (COLI) contracts. The COLI contracts are associated with certain investment funds in which both the participant and the Company may allocate deferred compensation and COLI premiums, respectively. The plan documents do not require the Company to fund the liability until a Payout Event occurs, as discussed above. The Company, however, paid COLI premiums in 2018 in the amount of $360,526, to fund the deferred compensation plan liability. During 2018, the Company funded distributions for former participants from operating cash and, in turn, requested reimbursement from the COLI contracts in the amount of $426,459.

During September 2018, certain COLI contracts were surrendered. The funds provided from the surrendered policies will be used towards 2014 Plan distributions that became fully vested on January 1, 2019. The proceeds were deposited into a trust account that was established by Griffin. The trust cash balance was $2,004,914 as of December 31, 2018 and is included in the deferred compensation assets balance on the Statement of Financial Condition. During February 2019, the Company funded distributions from operating cash and, in turn, requested reimbursement from the trust in the amount of $987,470.

The insurance policies are recorded at their net cash surrender values, as reported by the issuing insurance companies. The valuation of these investments can fluctuate depending on changes in market interest rates and equity values. The net changes in market valuation and normal insurance expenses are reflected in the accompanying income statement. The net effect of these changes in 2018 resulted in an expense of $383,690. The investment in corporate owned insurance balance was $1,984,284 as of December 31, 2018.

The deferred compensation plan assets balance was $3,989,198 as of December 31, 2018.

NOTE 6 - EMPLOYEE BENEFIT PLAN

Employees of the Company are eligible to participate in the Griffin Capital Corporation 401(k) plan, upon achieving certain eligibility requirements. Employees may elect to contribute up to 100% of their pre-tax annual compensation, as defined in the plan and subject to IRS imposed limitations. The Company made a matching contribution of $236,954 for the year ended December 31, 2018.

Pursuant to the plan, the Company will make employer matching contributions equal to 50% of the first 6% of elective contributions. The employer match contributions, along with earnings, is subject to the following vesting schedule:

NOTE 6 - EMPLOYEE BENEFIT PLAN - (continued)

Years of Vesting Services	Percent Vested
Less Than 2	0%
2 But Less Than 3	20%
3 But Less Than 4	40%
4 But Less Than 5	60%
5 But Less Than 6	80%
6 or More	100%

NOTE 7 – COMMITMENTS AND CONTINGENCIES

(a) LITIGATION

In the ordinary course of doing business, the Company may become involved in various lawsuits. Some of these proceedings may result in judgments being assessed against the Company which, from time to time, may have an impact on operating results. The Company does not believe that these proceedings, individually or in the aggregate, are material to its business or financial condition.

(b) OPERATING LEASE

Effective May 1, 2015, the Company entered into an operating lease for the use of office space in Phoenix, Arizona. The lease expired in August 2018 and was extended through February 2024. Rent expense for the year ended December 31, 2018 was $210,534.

The Company is obligated under this third party operating lease as follows:

Year Ending December 31	Total
2019	$195,245
2020	238,765
2021	244,130
2022 and thereafter	546,983
TOTAL	$1,225,123

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital at all times and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Further, the rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $1,597,882 and a ratio of aggregate indebtedness to net capital of 1.55 to 1.

NOTE 9 - FINANCIAL SUPPORT

The accompanying financial statements have been prepared assuming that the Company will continue to receive financial support. As of December 31, 2018, the company has an accumulated deficit of $106,142,788, which is largely offset by financial support in the form of contributions from past stockholders and Griffin. Management believes that it can continue to obtain additional capital investments to adequately fund future operations of the Company, as evidenced by the $28,700,000 of contributed capital disclosed in the Statement of Operations and Member's Equity.

NOTE 10 – RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, FASB issued ASU 2017-02, Leases (Topic 842). FASB issued ASU 2017-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. Management is currently evaluating the impact ASU 2017-02 will have on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230)" ("ASU 2016-18") that clarifies how restricted cash and restricted cash equivalents should be presented in the statement of cash flows. The ASU requires entities to show the changes in the total of cash, cash equivalents and restricted cash in the Company's Statement of Cash Flows. Management is currently evaluating the impact ASU 2016-18 will have on the Company's financial statements and related disclosures.

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09. "Revenue from Contracts with Customers" ("ASU 20 14-09") requiring an entity to recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The standard also requires new disclosure concerning contracts with customers, including the significant judgments made when applying the guidance. Management is currently evaluating the impact ASU 2014-09 will have on the Company's financial statements and related disclosures.